

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

Mail Stop 3030

April 24, 2018

Via E-mail
Christian E. Rothe
Chief Financial Officer and Treasurer
Graco Inc.
88 -11th Avenue Northeast
Minneapolis, MN 55413

>   **Re: Graco Inc.**
>   **Form 10-K for the Fiscal Year Ended December 29, 2017**
>   **Filed February 20, 2018**
>   **File No. 001-09249**

Dear Mr. Rothe:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Brian Cascio
>
>   Brian Cascio
>   Accounting Branch Chief
>   Office of Electronics and Machinery